AMENDED AND RESTATED SCHEDULE A

Dated ____________, 2025

to the

INVESTMENT ADVISORY AGREEMENT,

dated November 6, 2024, between

THE ADVISORS’ INNER CIRCLE FUND III

and

BROWN ADVISORY LLC

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Rate
Brown Advisory Flexible Equity ETF	0.50%
Brown Advisory Sustainable Value ETF	0.67%
Brown Advisory Sustainable Growth ETF	0.58%

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers as of the date first above written.

THE ADVISORS’ INNER CIRCLE FUND III,

on behalf of the Fund(s) listed on Schedule A

By:
Name:	Michael G. Beattie
Title:	President

BROWN ADVISORY LLC

By:
Name:
Title: